SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 12 November 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                             BANK OF IRELAND GROUP

                               Interim Statement

                     For the half year to 30 September 2003

                                   HIGHLIGHTS

A strong Group performance

      - Profit before tax and exceptional items                 + 7%

      - Alternative EPS                                         + 6%

      - Underlying Alternative EPS                             + 11%

Alternative EPS      +6%                                 +6%

Irish Government Bank Levy                               +3%

UK Financial Services profit (translation                 3%
impact)

Change in accounting policy                              -1%

                                                        +11%


Strong cost management

      - Positive cost/income gap of 3%
      - Total costs down by 2%
      - Cost income ratio 53%, improved by 2%

Successful capital management strategies

      - Dividend growth of 12%
      - Rolling share buy-back programme
      - Strong capital ratios
          - Tier 1 7.6%
          - Total 10.5%

Positive portfolio management developments

      - Profitable sale of share in State Street Alliance
      - Significant new joint venture announced with UK Post Office



" We have made encouraging progress in pursuit of each of our key strategic goals - by achieving good organic growth while maintaining excellent credit quality, delivering on our cost/income targets, optimising capital returns and completing a number of important strategic initiatives. The Group is in excellent shape with significant prospects for continuing profit growth."

Michael D Soden

Group Chief Executive



                             BANK OF IRELAND GROUP

                               Interim Statement

                     For the half year to 30 September 2003


                               FINANCIAL SUMMARY


  RESULTS                                                                           Half Year    Half Year    Change %
                                                                                    30-9-2003    30-9-2002
                                                                                         EURm         EURm

  Profit on ordinary activities before exceptional items                                  642          602          7%
  Profit before taxation                                                                  670          580         16%

  PER UNIT OF EUR0.64 ORDINARY STOCK

  Earnings per share                                                                    54.3c        46.8c         16%
  Alternative earnings per share                                                        52.7c        49.9c          6%
  Dividend per share                                                                    14.8c        13.2c         12%

  BALANCE SHEET*

  Total assets                                                                         98,703       89,631         10%
  Total stockholders' funds                                                             4,274        4,436        (4%)

  Capital Ratios

  Tier 1 capital                                                                         7.6%         7.4%
  Total capital                                                                         10.5%        10.6%

  Key Ratios

  Net interest margin**                                                                 2.20%        2.31%
  Costs/total income                                                                      53%          55%

  Return on average stockholders' funds                                                   24%          23%

  Equity/assets                                                                          4.0%         4.4%


  *Restated for changes due to UITF Abstract 37, see page 18.

  **Restated to present trading revenue in accordance with international practice in treasury trading book operations, dealing profits now include profits and losses relating to treasury Trading Book - Mark to Market activities.



                             BANK OF IRELAND GROUP

                                Interim Results

                    For the six months to 30 September 2003




        Bank of Ireland Group is pleased to report growth in profit before tax and exceptional items of 7% and alternative EPS growth of 6% for the six months to 30 September 2003. Underlying alternative EPS growth was 11% when the impact of the Irish Government levy on banks, adverse exchange rate movements, and the effect of an accounting policy change are excluded. The result reflects a robust performance by both the domestic and international businesses with good organic growth while maintaining excellent credit quality, and tight control of costs.

        The recovery in world markets has had a positive influence in both the Asset Management and Life and Pensions businesses.

        The domestic market remains buoyant and Bank of Ireland has proven its ability to maintain and increase its market share of the most hotly contested products, such as mortgages, deposits and credit balances, despite the entry of new competitors to the market and the emergence of large and well-resourced competitors as a result of consolidation.

        The economic outlook in the Republic of Ireland remains good and consensus forecasts suggest steady growth in the 3% to 5% range, falling inflation, low unemployment and stable property values. The United Kingdom also presents very encouraging economic prospects and the Group's two principal markets are among the best performing in either the EU or the OECD.

        Very encouraging progress has been made in the UK. The UKFS Division achieved a 16% increase in pre-tax profits (before goodwill amortisation and exceptional items) at constant currency in the six months; it was subject to a thorough review and analysis and it has embarked upon an ambitious cost reduction and revenue enhancement programme. In a parallel development, the Group announced that it is to enter into a joint venture with Post Office Ltd to distribute a range of financial services products through the UK post office network, the largest retail network in Europe. Both developments represent significant progress towards the Group's objectives for the UK market, which will play an important role in the generation of enhanced stockholder returns into the future.

        The Group net interest margin has reduced from 2.31% in September 2002 to 2.20% for the current half year, a reduction of 11 basis points. This reduction mainly arises on the liability side of the Balance Sheet due to the lower interest rate environment and the cost of increased wholesale borrowings to fund the growth in lending, which is growing at a faster rate than customer resources. In addition, the faster growth in lower risk margin assets e.g. mortgages, has a negative effect on the overall net interest margin, and the interest foregone on the funding of the share buy-back programme, whilst positive in EPS and shareholder value terms, also impacts the margin.

        Cost management has been a strategic priority in the Group. We have delivered on our cost/income targets and significant progress has been made in managing costs downwards and achieving better efficiency levels. Costs fell by 2% during the six months. A positive gap of 3% was achieved between cost and income growth and the Group cost/income ratio has fallen to 53% from 55%.

        The loan loss charge is lower than at the same time last year after a reduction in general provisions, and asset quality remains very satisfactory. The increase in balances under provision reflects some additional specific provisions in the international book and in non-mortgage lending in Ireland. Loan loss provisions, at 15 basis points of total loans, reflect the prudent and consistent approach to underwriting and management of credit across the Group.

        Capital ratios, including the equity/assets ratio of 4%, remain very strong, with Tier 1 Capital at 7.6% and Total Capital at 10.5%, both significantly ahead of statutory minima. The Group continued its rolling share buy-back programme, which began in February 2003 and to date has purchased 36.7 million units of stock at a total cost of EUR382 million.

        The rolling share buy-back programme, our progressive dividend policy and positive portfolio management developments demonstrate that we are delivering on our strategic goal of optimising stockholder returns.



                            Divisional Performance
                                                                     Half Year to 30.9.2003    Half Year to 30.9.2002
                                                                                       EURm                      EURm

                            Retail Republic of Ireland                                  194                       189
                            Bank of Ireland Life                                         73                        56
                            Wholesale Financial Services                                199                       195
                            UK Financial Services                                       180                       166
                            Asset Management Services                                    58                        56
                            Group and Central                                          (48)                      (38)
                            Grossing up                                                (14)                      (22)

                            Profit before taxation and                                  642                       602
                            exceptional items


Operating and Financial Review


        Retail Republic of Ireland

        Pre-tax profits rose by 3% to EUR194 million compared with the corresponding period last year. When gains from property disposals are excluded for both periods the increase was 7%.

        This was a very satisfactory performance with strong volume increases, gains in market share, sound asset quality and good cost control.

        Mortgage demand remained very strong through the period. New business volumes increased by 32% resulting in balances growth of 29%. The Bank's share of new business was well ahead of last year and its share of the national mortgage book continues to increase.

        Net interest income was up 5%, a good performance in a period of historically low interest rate levels.

        Resources increased by 8% with solid growth in both credit balances and deposits.

        Despite the economic environment, growth of 11% was achieved in the non-mortgage lending book. New lending to the business sector was exceptionally strong reflecting an increased focus by the branch network and the success of Retail's Specialist Business Bank; loan balances grew by over 14%.

        Net interest margin showed some contraction reflecting the very low level of interest rates and the faster growth in lower margin assets, particularly mortgages.

        Non-interest income saw marginal growth, but with gains from property disposals excluded there was growth of 6%. Branch fee and foreign exchange income were significant contributors to this increase.

        The loan loss charge increased slightly but as a percentage of advances decreases by 4 basis points to 26 basis points.

        Costs rose by 4% with key factors being salary increases under the national agreement and higher depreciation charges.

        The momentum in business volumes is strong and given a continuation of this trend the outlook for the rest of the year is very positive.

        Bank of Ireland Life

        Pre-tax profit was 30% higher than for the corresponding period last year, substantially driven by the recovery in world equity markets.

        The Government sponsored savings scheme affected new business sales with overall volumes falling by 41%. While this impacted operating profits, which were down 21%, this is a good performance compared to our competitors and sales of other products were ahead with good momentum evident into the second half of the year.

        The discount rate applied to the embedded value has been reduced from 10% to 8% to reflect the low interest rate environment. In addition, the business now discounts the solvency margin in accordance with the Association of British Insurers guidelines, and has also reduced the assumption in respect of future growth in unit-linked assets. These changes positively impact profitability by EUR19 million (September '02:
        +EUR31 million).

        Bank of Ireland Life has a strong strategic position in both the bank and broker channels. The Company offers an exceptional investment track record and customer proposition and is well placed to benefit from an expected recovery in sales as confidence steadily returns to the market.

        Wholesale Financial Services

        Profit before tax increased by 2% to EUR199 million compared to the same period last year. Net interest income was ahead by 10%, whilst other income (including share of joint venture) fell by 3% - the latter a factor of the number of large once-off transactions that took place in the comparable period of the prior year. Total income increased by 2% while costs fell by 2%.

        The loan loss charge as a percentage of the loan book, at 27 basis points, was higher than the first half of last year by 7 basis points and the full year outturn by 6 basis points. The increase arises from some specific provisions, and higher general provisioning for the international book in the light of experience and international benchmarking. The loan book remains well diversified, with good asset quality and no undue risk concentrations.

        Corporate Banking reported an increase in pre-tax profits of 8% with a very strong 15% increase in total income. Lending volumes were up 7% despite flat lending in the domestic market. Deposits have grown strongly.

        Treasury and International Banking benefited from falling interest rates and a strong trading performance. Profits increased by 1% in the period under review, a good performance in the prevailing environment.

        First Rate, the Group's specialist foreign exchange subsidiary, overcame the continuing difficulties in the international Travel and Tourism Industry and increased its profits by 2%. Its joint venture with Post Office Ltd, the UK Post Office network, was a significant contributor and is now the second largest provider of retail foreign exchange in the UK market. It will complement the new joint venture announced by the Group and the UK Post Office to distribute a wider range of financial services products.

        Private Banking, Davy and IBI Corporate Finance each performed well and generated satisfactory profits for the half year.

        UK Financial Services

        UK Financial Services (UKFS) achieved 16% profit growth (before goodwill amortisation) in constant currency compared to the same period last year. Costs were stable, assisted by the restructuring of the advice based businesses.

        The overall performance of the Division was strong, with excellent progress on the achievement of some important strategic objectives. The Personal Lending (which incorporates the mortgage business) and Business Banking businesses performed strongly with robust income performances and lower loan loss charges, while Consumer Banking - incorporating the Bristol & West branch network and our IFA business - continues to be impacted by low levels of investor confidence. The Consumer Banking businesses have or are currently undergoing fundamental rationalisation and re-organisation.

        The cost income ratio of the Division has fallen to 55% from 56% and the medium term target is a cost/income ratio of sub 50%.

        There has been a marginal decrease in resources over the period whilst the loan book has increased by 13% over September 2002, with growth in all areas of the book and continuing strong growth in the non-standard residential mortgage books. Non-standard mortgages now represent 21% of the UKFS total loan book (29% of residential mortgages) and UKFS achieved its natural market share of gross lending. Asset quality remains very strong.

        Net interest margin has contracted mainly due to lower returns from the resources book.

        Asset Management Services

        Asset Management Services, which incorporates the Group's asset management and securities services businesses, achieved a 13% profit growth before goodwill amortisation (pre-tax profits increased by 4% to EUR58 million). On a like for like basis, when the impact of the sale of the Group's share of the alliance with State Street is taken into account, the profit increase was 16% pre goodwill amortisation (7% profit before taxation). The improvement was driven by the inclusion of a full six-month contribution from the Group's share of Iridian and good revenue and cost management in Bank of Ireland Asset Management despite a decline in average assets under management of 8% compared to the same period last year.

        Point in time assets under management in Bank of Ireland Asset Management rose sharply to EUR50.6 billion at the end of the period compared to EUR42.7 billion at 31 March 2003 - a rise of 19%. Net inflows of EUR1.4 billion were recorded during the period, with significant new business in the UK.

        Bank of Ireland Securities Services completed the sale of its share in the alliance with State Street during the period. The profit on this transaction is shown as an exceptional item and is excluded from alternative EPS.

        Iridian has successfully implemented the agreed operating model and made a number of significant hirings, which have strengthened the team, and is now focused on developing a greater profile for its products.

        Group and Central

        Group and Central which includes earnings on surplus capital and central unallocated costs together with some small business units had a net cost of EUR48 million in the current period compared to a net cost of EUR38 million in the period to September 2002. This is due to lower earnings on surplus capital as a result of lower interest rates, the interest cost of the GBP350 million Tier 1 issue, and the funding cost of the rolling share buy-back programme which has a negative impact on net interest income and profit before taxation but is accretive in EPS and shareholder value terms.

        Financial Review

        The Group Profit & Loss Account for the half years to 30 September 2003 and 30 September 2002 is set out below:

                                                                         Half Year to       Half Year to
                                                                            30-9-2003         30- 9-2002
                                                                                 EURm               EURm

Net Interest Income                                                               852                849
Other Income                                                                      611                605
                                                                               ------             ------
Total Operating Income                                                          1,463              1,454

Operating expenses                                                                794                814

Provision for bad and doubtful debts                                               46                 56

Income from associated undertakings and joint ventures                             19                 18
                                                                               ------             ------

Profit on ordinary activities before exceptional items                            642                602

Exceptional items                                                                  28               (22)
                                                                               ------             ------
Profit before taxation                                                            670                580
                                                                                 ====               ====


 Income

         Average Earning Assets                                           Net Interest Margin
     30.9.2003            30.9.2002                                 30.9.2003            30.9.2002
        EURbn               (restated)                                    %                (restated)
                             EURbn                                                             %


        47.4                 42.7         Domestic                     2.38                 2.52
        31.1                 31.8         Foreign                      1.93                 2.03
       ------               ------                                    ------               ------
        78.5                 74.5         Group                        2.20                 2.31
        ====                 ====                                      ====                 ====


        Net interest income at EUR852 million for the half year is similar to the corresponding period last year, but ahead by 4% on a constant currency basis. Group average earning assets increased by 5% (10% on a constant currency basis), with average loans and average customer resources increasing by 9% and 2% respectively, on a constant currency basis. The Group net interest margin fell by 11 basis points to 2.20% from 2.31%, attributable to lower margins in Retail Republic of Ireland and UK Financial Services mainly resulting from reductions in ECB and UK interest rates, a higher proportion of mortgage assets, increased reliance on wholesale funding and the funding cost of the share buy-back programme.

        Other income increased by EUR6 million, positive factors being increased transaction volumes in Retail Republic of Ireland, countered by the weakening of sterling against the euro and lower gains from property disposals. The recovery in world stock markets had a positive effect mainly on our Life business.

        Operating Expenses

        Operating expenses, at EUR794 million, are 2% lower than September 2002; on a constant currency basis, costs increased by 1%. The staff cost increase was largely due to the national wage agreement in the Republic of Ireland. The increase in other expenses was due to a small increase in depreciation charges, and investment in the business.

        Cost reduction programmes throughout the Group were very successful in containing total costs and resulted in a positive gap of 3% between income and cost growth. The cost/income ratio reduced from 55% to 53% in the half year.

        Loan Losses

        Asset quality remains satisfactory. The charge for loan losses was EUR46 million or 15 basis points of average loans compared to EUR56 million (19 basis points) in the same period last year. Balances under provision were EUR376 million compared to EUR293 million and reflect the increase in specific provisions in the international book and in non-mortgage lending in Ireland.

        Exceptional Items

        The results for the half year include, as an exceptional item, a profit of EUR28 million which is made up of:

              - the net proceeds of EUR33 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,
              - implementation costs of EUR1 million associated with the UKFS
                Business Improvement Programme,
              - additional costs of EUR4 million incurred in relation to restructuring undertaken in previous years.


        Capital & Reserves

        Stockholders' equity, at EUR4.3 billion for the half year to September 2003, is lower than the corresponding period reflecting the EUR382 million cost of the share buy-back programme. Capital ratios remain strong with a Tier 1 ratio of 7.6% and a total capital ratio of 10.5%. Return on equity was 24% for the six months to September 2003.

        Interim Dividend

        In accordance with Group policy that the interim dividend, in normal course, shall be set at 40% of the total distribution per unit of stock for the prior year, the Directors have declared an interim dividend of
        14.8 cent for each unit of Ordinary Stock. This compares with 13.2 cent at the interim stage last year, an increase of 12%, a continuation of our progressive dividend policy.

        The interim dividend will be paid on 6 January 2004 to Stockholders who are registered as holding Ordinary Stock at the close of business on 5 December 2003.

        Outlook

        We view the immediate future with optimism. The economic backdrop in our principal markets is positive, each of our businesses is performing well, we have strong asset quality, we are very comfortably capitalised and we are delivering against our key strategic objectives.

        Consequently, we expect a satisfactory outcome for the full year.


        Laurence Crowley
        Governor
        13 November 2003



For further information:

John O'Donovan      Group Chief Financial Officer           353 1 632 2054
Fiona Ross          Head of Group Investor Relations        353 1 604 3501
David Holden        Head of Group Corporate Communications  353 1 604 3833


John O'Donovan, Group Chief Financial Officer will host a conference call at 5.00pm (GMT) on Thursday 13 November 2003. Dial in details are:

Ireland                                     01 4390433
UK & Europe                              020 7769 6433
US                                        847 413 3634



A replay facility is available from 7.00pm (GMT) on 13 November 2003 to 5.00pm (GMT) on 20 November 2003. Replay numbers are:

Ireland                                     01 2400041
UK & Europe                              020 7769 6425
US                                        630 652 3000
Security Number:                               284074#



        Forward Looking Statement


        This document contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.



GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED)
                                                                            Half Year        Half Year             Year
                                                                            30-9-2003        30-9-2002        31-3-2003
                                                                                            (restated)
                                                                                 EURm             EURm             EURm

INTEREST RECEIVABLE

Interest receivable and similar income arising from debt securities               154              175              344
Other interest receivable and similar income                                    1,584            1,700            3,347

INTEREST PAYABLE                                                                  886            1,026            1,962
                                                                           ----------       ----------       ----------
NET INTEREST INCOME                                                               852              849            1,729

Fees and commissions receivable                                                   552              500            1,011
Fees and commissions payable                                                     (94)             (50)            (140)
Dealing profits                                                                    43               33               85
Contribution from life assurance companies (Note 5)                                87               71              116
Other operating income                                                             23               51              116
                                                                           ----------       ----------       ----------
TOTAL OPERATING INCOME                                                          1,463            1,454            2,917

Administrative expenses (Note 3)                                                  710              730            1,480
Depreciation and amortisation (Note 3)                                             84               84              182
                                                                           ----------       ----------       ----------
OPERATING PROFIT BEFORE PROVISIONS                                                669              640            1,255

Provision for bad and doubtful debts (Note 10)                                     46               56              100
                                                                           ----------       ----------       ----------
OPERATING PROFIT                                                                  623              584            1,155

Income from associated undertakings and joint ventures                             19               18               22
                                                                           ----------       ----------       ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS                            642              602            1,177
Exceptional items (Note 6)                                                         28             (22)            (164)
                                                                           ----------       ----------       ----------

PROFIT BEFORE TAXATION                                                            670              580            1,013

Taxation (Note 7)                                                                 120               98              163
                                                                           ----------       ----------       ----------
PROFIT AFTER TAXATION                                                             550              482              850
                                                                               ======           ======           ======





GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED) (CONTINUED)
                                                                                 Half Year      Half Year           Year
                                                                                 30-9-2003      30-9-2002      31-3-2003
                                                                                               (restated)
                                                                                      EURm           EURm           EURm

PROFIT AFTER TAXATION                                                                  550            482            850

Minority interests: equity                                                               6              2              9
Minority interests: non equity                                                           3              3              6
Non-cumulative preference stock dividends                                                4              5              9
                                                                                ----------     ----------      ---------
PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS                                       537            472            826

Transfer to capital reserve                                                             53             53             44
Ordinary dividends                                                                     143            133            371
                                                                                ----------     ----------      ---------
PROFIT RETAINED FOR THE PERIOD                                                         341            286            411
                                                                                    ======         ======         ======
Earnings per unit of EUR0.64 ordinary stock (Note 8)                                 54.3c          46.8c          82.0c
                                                                                    ======         ======         ======
Diluted earnings per unit of EUR0.64 ordinary stock (Note 8)                         54.0c          46.3c          81.2c
                                                                                    ======         ======         ======
Alternative earnings per unit of EUR0.64 ordinary stock (Note 8)                     52.7c          49.9c          99.2c
                                                                                    ======         ======         ======



CONSOLIDATED BALANCE SHEET (unaudited)


                                                                      30-9-2003     30-9-2002     31-3-2003
                                                                                   (restated)     (restated)
                                                                           EURm          EURm          EURm
              ASSETS

              Cash and balances at central banks                            323           349           679
              Items in the course of collection from other banks            566           476           508
              Central Government and other eligible bills                   165           134           175
              Loans and advances to banks                                 9,437         7,492         7,480
              Loans and advances to customers (Note 9)                   61,409        57,440        56,887
              Securitisation and loan transfers                             656           950           794
              Less: non returnable amounts                                  571           812           667
                                                                     ----------    ----------      --------
                                                                             85           138           127
              Debt securities                                            14,626        12,649        12,337
              Equity shares                                                  56            41            38
              Interests in associated undertakings                           13            17            13
              Interest in joint ventures                                     39            18            25
              Intangible fixed assets                                       252           429           266
              Tangible fixed assets                                       1,217         1,245         1,209
              Other assets                                                3,531         3,179         3,841
              Prepayments and accrued income                                668           747           543
                                                                     ----------    ----------    ----------
                                                                         92,387        84,354        84,128
              Life assurance assets attributable to policyholders         6,316         5,277         5,342
                                                                     ----------    ----------    ----------
                                                                         98,703        89,631        89,470
                                                                         ======        ======        ======



CONSOLIDATED BALANCE SHEET (unaudited)


                                                       30-9-2003                  30-9-2002                  31-3-2003
                                                                                  (restated)                (restated)
                                                            EURm                       EURm                       EURm

  LIABILITIES
  Deposits by banks                                       16,876                     14,218                     12,617
  Customer accounts (Note 11)                             50,251                     49,409                     48,496
  Debt securities in issue                                11,346                      8,044                      9,652
  Items in the course of transmission                        125                         94                        136
  to other banks
  Other liabilities and provisions                         5,926                      4,847                      5,642
  Accruals and deferred income                               733                        773                        541
  Deferred taxation                                           53                         84                         54
  Subordinated liabilities                                 2,679                      2,283                      2,703
  Minority interests
  - equity                                                    52                         86                         54
  - non equity                                                72                         80                         73
  Called up capital stock (Note 12)                          679                        679                        679
  Stock premium account (Note 13)                            764                        771                        765
  Capital reserve (Note 13)                                  489                        448                        436
  Profit and loss account (Note 13)                        2,162                      2,331                      2,099
  Revaluation reserve (Note 13)                              180                        207                        181
                                                      ----------                 ----------                  ---------
  Stockholders' funds including non                        4,274                      4,436                      4,160
  equity interests
                                                      ----------                 ----------                 ----------
  Life assurance liabilities                               6,316                      5,277                      5,342
  attributable to policyholders
                                                      ----------                 ----------                 ----------
                                                          98,703                     89,631                     89,470
                                                          ======                     ======                     ======




MEMORANDUM ITEMS


                                                                            30-9-2003        30-9-2002        31-3-2003
                                                                                 EURm             EURm             EURm

Contingent liabilities
Acceptances and endorsements                                                       31               66               81
Guarantees and assets pledged as collateral security                            1,293            1,157            1,172
Other contingent liabilities                                                      501              421              508
                                                                           ----------       ----------       ----------
                                                                                1,825            1,644            1,761
                                                                               ======           ======           ======
Commitments                                                                    20,797           18,394           19,050
                                                                               ======           ======           ======


NOTE OF HISTORICAL COST PROFIT AND LOSS (UNAUDITED)

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.



RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS (unaudited)

                                                                         Half Year             Half Year          Year
                                                                         30-9-2003             30-9-2002     31-3-2003
                                                                                              (restated)    (restated)
                                                                              EURm                  EURm          EURm

  Opening Stockholders Funds                                                 4,160                 4,200         4,200
  Prior year adjustments                                                         -                  (27)          (27)
                                                                       -----------           -----------    ----------
                                                                             4,160                 4,173         4,173
  Profit attributable to ordinary stockholders                                 537                   472           826
  Dividends                                                                  (143)                 (133)         (371)
                                                                       -----------           -----------    ----------
                                                                             4,554                 4,512         4,628
  Other recognised losses                                                     (50)                  (84)         (346)
  Ordinary stock issued under employee stock scheme                             23                     4             6
  Ordinary stock buy-back                                                    (249)                     -         (133)
  Purchase of stock by subsidiary                                              (4)                     -             -
  Goodwill written back on disposal of subsidiary                                -                     4             5
                                                                       -----------           -----------     ---------
  Closing Stockholders Funds                                                 4,274                 4,436         4,160
                                                                           =======               =======        ======
  Stockholders' funds:
  Equity                                                                     4,209                 4,369         4,095
  Non equity                                                                    65                    67            65
                                                                       -----------           -----------    ----------
                                                                             4,274                 4,436         4,160
                                                                           =======               =======        ======


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)


                                                                           Half Year            Half Year         Year
                                                                           30-9-2003            30-9-2002    31-3-2003
                                                                                EURm                 EURm         EURm

  Profit attributable to ordinary stockholders                                   537                  472          826
  Exchange adjustments                                                          (50)                 (84)        (346)
                                                                          ----------           ----------   ----------
  Total gains recognised in the period                                           487                  388          480
                                                                             =======              =======       ======


GROUP CASH FLOW STATEMENT (UNAUDITED)


                                                                        Half Year             Half Year          Year
                                                                        30-9-2003             30-9-2002     31-3-2003
  OPERATING CASH FLOWS                                                       EURm                  EURm          EURm
  Net cash flow from operating activities                                      763                   852         1,109
  Returns on investment and servicing of finance                              (39)                  (79)         (181)
  Taxation                                                                    (66)                  (91)         (180)
  Capital expenditure and financial investment                               (788)               (1,575)       (1,367)
  Acquisitions and disposals                                                    24                 (176)         (172)
  Equity dividends paid                                                      (236)                 (216)         (349)
  Financing                                                                  (226)                 (174)           205
                                                                       -----------           -----------   -----------
  Decrease in cash                                                           (568)               (1,459)         (935)
                                                                       ===========           ===========   ===========


1       ACCOUNTING POLICIES

        The accounting policies as set out on pages 50 to 53 of the Report and Accounts for the year ended 31 March 2003 are unchanged, other than a change to the capitalisation of procurement fees and amortisation of these costs in line with actual product experience, which is being adopted on a prospective basis for sales from 1 April 2003; the effect in the Group profit and loss account is a gain of EUR12.5m in the half year.

        UITF Abstract 37 "Purchases and Sales of Own Shares" was issued on 28 October 2003 and is effective for accounting periods ending on or after 23 December 2003. "Own Shares", previously shown as assets are now included as a deduction from equity in arriving at Stockholders Funds. As a consequence the financial statements at 30 September 2002 and 31 March 2003 have been restated leading to a decrease in the opening balance of stockholders' funds of EUR27m.



2       SEGMENTAL ANALYSIS

        The segmental analysis of the Group's results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income, non interest income and income from associates and joint ventures. Turnover by business class is not shown. The Group has six business classes. The analysis of results by business class is based on management accounts information. Net assets are included below in order to comply with SSAP 25. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The basis of capital allocation to segments is based on an economic capital basis which incorporates a broader range of business risks. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.



2       SEGMENTAL ANALYSIS (continued)


      (a) Geographical Segment                                               Half Year 30-9-2003
                                                             Republic of    United Kingdom     Rest of      Total
                                                                 Ireland                         World
                                                                    EURm              EURm        EURm       EURm
      Turnover                                                     1,346             1,043          73      2,462
                                                                  ======            ======      ======     ======
      Profit before exceptional items                                463               174          19        656
                                                                  ======            ======      ======
      Exceptional Items                                                                                        28
      Grossing up (1)                                                                                        (14)
                                                                                                         --------
      Profit before taxation                                                                                  670
                                                                                                           ======
      Net assets                                                   2,317             1,516         441      4,274
                                                                  ======            ======      ======     ======
      Total assets (2)                                            81,345            42,866       2,354    126,565
                                                                  ======            ======      ======     ======


                                                                        Half Year 30-9-2002 (restated)
                                                             Republic of            United     Rest of      Total
                                                                 Ireland           Kingdom       World
                                                                    EURm              EURm        EURm       EURm
      Turnover                                                     1,319             1,169          60      2,548
                                                                  ======            ======      ======     ======
      Profit before exceptional items                                445               162          17        624
                                                                  ======            ======      ======
      Exceptional Items                                                                                      (22)
      Grossing up (1)                                                                                        (22)
                                                                                                         --------
      Profit before taxation                                                                                  580
                                                                                                           ======
      Net assets                                                   2,593             1,677         166      4,436
                                                                  ======            ======      ======     ======
      Total assets (2)                                            68,832            40,421       2,276    111,529
                                                                  ======            ======      ======     ======


2       SEGMENTAL ANALYSIS (continued)


       (a) Geographical Segment                                          Year 31-3-2003 (Restated)
                                                        Republic of    United Kingdom    Rest of World      Total
                                                            Ireland
                                                               EURm              EURm             EURm       EURm
       Turnover                                               2,621             2,272              148      5,041
                                                              =====             =====             ====      =====
       Profit before exceptional item                           869               319               43      1,231
                                                              =====             =====             ====
       Exceptional items                                                                                    (164)
       Grossing up (1)                                                                                       (54)
                                                                                                         --------
                                                                                                            1,013
       Profit before taxation                                                                               =====
       Net assets                                             2,338             1,448              374      4,160
                                                              =====             =====            =====      =====
       Total assets (2)                                      71,202            38,941            2,224    112,367
                                                              =====             =====            =====      =====




  (b) Business                                              Half Year 30-9-2003
  Segments
                              Retail   BOI Life       Wholesale   UK Financial           Asset    Group and      Total
                         Republic of                  Financial       Services      Management      Central
                             Ireland                   Services                       Services
                                EURm        EURm           EURm           EURm            EURm         EURm       EURm
  Net interest                   434           -            149            294               2         (15)        864
  income
  Other income                   126          73            169            115             125            5        613
                            --------     -------       --------       --------        --------     --------   --------
  Total operating                560          73            318            409             127         (10)      1,477
  income
  Administrative                 338           -            121            228              69           38        794
  expenses
  Provisions for                  27           -             18              1               -            -         46
  bad and doubtful
  debts
                            --------     -------       --------       --------        --------     --------   --------
  Operating Profit               195          73            179            180              58         (48)        637
  Income from                    (1)           -             20              -               -            -         19
  associated
  undertakings &
  joint ventures
                            --------     -------       --------       --------        --------     --------   --------
  Profit before                  194          73            199            180              58         (48)        656
  Exceptional Items
                               =====        ====          =====          =====           =====        =====
  Exceptional Items                                                                                                 28
  Grossing up (1)                                                                                                 (14)
                                                                                                              --------
  Profit before                                                                                                    670
  taxation
                                                                                                                 =====
  Net assets                   1,129          95            785          1,561             378          326      4,274
                               =====        ====          =====          =====           =====        =====      =====
  Total assets (2)            31,797       6,734         58,631         33,426           1,759        8,423    140,770
                               =====        ====          =====          =====           =====        =====      =====
  Total Risk                  16,057           -         21,020         20,826             147          500     58,550
  Weighted Assets
                               =====        ====          =====          =====           =====        =====      =====



2       SEGMENTAL ANALYSIS (continued)

                                                      Half Year 30-9-2002 (restated)
  (b) Business                Retail      BOI       Wholesale   UK Financial          Asset     Group and        Total
  Segments               Republic of     Life       Financial       Services      Management      Central
                             Ireland                 Services                       Services
                                EURm     EURm            EURm           EURm            EURm         EURm         EURm
  Net interest                   415         -            135            312               2          (2)          862
  income
  Other income                   124        56            177            126             108           23          614
                            --------   -------       --------       --------        --------     --------     --------
  Total operating                539        56            312            438             110           21        1,476
  income
  Administrative                 324         -            123            255              54           58          814
  expenses
  Provisions for                  26         -             13             17               -            -           56
  bad and doubtful
  debts
                            --------   -------       --------       --------        --------     --------     --------
  Operating Profit               189        56            176            166              56         (37)          606
  Income from                      -         -             19              -               -          (1)           18
  associated
  undertakings &
  joint ventures
                            --------   -------       --------       --------        --------     --------     --------
  Profit before                  189        56            195            166              56         (38)          624
  Exceptional Items
                               =====      ====          =====          =====           =====        =====
  Exceptional Items                                                                                               (22)
  Grossing up (1)                                                                                                 (22)
                                                                                                              --------
  Profit before                                                                                                    580
  taxation
                                                                                                                 =====
  Net assets                   1,017        88            642          1,688             144          857        4,436
                               =====      ====          =====          =====           =====        =====        =====
  Total assets (2)            26,689     5,650         46,930         31,985           1,254        6,996      119,504
                               =====      ====          =====          =====           =====        =====        =====
  Total Risk                  14,827         -         19,555         20,127             384          325       55,218
  Weighted Assets
                               =====      ====          =====          =====           =====        =====        =====


                                                         Year 31-3-2003 (restated)
                              Retail       BOI      Wholesale   UK Financial           Asset    Group and        Total
                         Republic of      Life      Financial       Services      Management      Central
                             Ireland                 Services                       Services
                                EURm      EURm           EURm           EURm            EURm         EURm         EURm
  Net interest                   841         -            294            615               5            1        1,756
  income
  Other income                   242        87            351            271             233           31        1,215
                          ----------   -------     ----------     ----------      ----------     --------   ----------
  Total operating              1,083        87            645            886             238           32        2,971
  income
  Administrative                 655         -            255            513             125          114        1,662
  expenses
  Provisions for                  51         -             28             21               -            -          100
  bad and doubtful
  debts
                          ----------   -------     ----------     ----------      ----------     --------   ----------
  Operating Profit               377        87            362            352             113         (82)        1,209
  Income from                    (2)         -             27              -               -          (3)           22
  associated
  undertakings &
  joint ventures
                          ----------   -------     ----------     ----------      ----------     --------   ----------
  Profit before                  375        87            389            352             113         (85)        1,231
  exceptional item
                              ======      ====        =======         ======         =======        =====
  Exceptional items                                                                                              (164)
  Grossing up (1)                                                                                                 (54)
                                                                                                            ----------
  Profit before                                                                                                  1,013
  taxation
                                                                                                                ======
  Net assets                   1,016        88            652          1,467             344          593        4,160
                              ======      ====        =======         ======         =======        =====       ======
  Total assets (2)            28,269     5,728         51,241         31,222           1,611        7,583      125,654
                              ======      ====        =======         ======         =======        =====       ======
  Total Risk                  14,881         -         19,669         19,512             143          387       54,592
  Weighted Assets
                              ======       ===        =======         ======         =======        =====       ======





2       SEGMENTAL ANALYSIS (continued)

 1. The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.


    (2) Total assets include intra-group items of EUR42,067m (September 2002: EUR29,873m, March 2003: EUR36,184m) in business class and EUR27,862m (September 2002: EUR21,898m, March 2003: EUR22,897m) in geographic segments.



3       OPERATING EXPENSES

                                                                                   Half year     Half Year          Year
                                                                                   30-9-2003     30-9-2002     31-3-2003
          The Group                                                                     EURm          EURm          EURm
          Staff Costs:
          - wages and salaries                                                           405           411           821
          - social security costs                                                         35            35            67
          - pension costs                                                                 29            26            57
          - staff stock issue                                                              4             4             9
          - severance packages                                                             1             -             1
                                                                                   ---------     ---------    ----------
                                                                                         474           476           955
          Operating lease rentals:
          - property                                                                      19            15            34
          - equipment                                                                      1             -             1

          Other administrative expenses                                                  216           239           490
                                                                                   ---------     ---------    ----------
          Total administrative expenses                                                  710           730         1,480
                                                                                   ---------     ---------    ----------
          Depreciation and amortisation:
          - freehold and leasehold property                                                8             7            18
          - computer and other equipment                                                  67            68           141
          - amortisation of goodwill                                                       9             9            23
                                                                                   ---------     ---------    ----------
          Total depreciation and amortisation                                             84            84           182
                                                                                   ---------     ---------    ----------
          Total operating expenses                                                       794           814         1,662
                                                                                      ======        ======        ======


4       EMPLOYEE INFORMATION

        The average full time equivalents categorised in line with the business classes, are as follows:


                                                                          30-9-2003     30-9-2002     31-3-2003
Retail Republic of Ireland                                                    7,572         7,560         7,501
BOI Life                                                                      1,070         1,132         1,111
Wholesale Financial Services                                                  1,709         1,612         1,606
UK Financial Services                                                         5,381         5,540         5,566
Asset Management Services                                                       668           655           673
Group & Central                                                               1,385         2,024         1,757
                                                                          ---------     ---------     ---------
                                                                             17,785        18,523        18,214
                                                                             ======        ======        ======


5       LIFE ASSURANCE

The table below provides an analysis of profits before tax.

                                                                      Half Year     Half Year          Year
                                                                      30-9-2003     30-9-2002     31-3-2003
                                                                           EURm          EURm          EURm

New business contribution                                                    19            30            55
Profit from existing business                                                26            27            56

      - expected return                                                       6             5            11
      - experience variance
      - operating assumption changes                                          3             5           (2)

Return on shareholder funds                                                   3             5            10
                                                                     ----------    ----------    ----------
Operating profit before tax                                                  57            72           130
Investment variance                                                          11          (32)          (49)
Effect of economic assumption changes                                        19            31            35
                                                                     ----------    ----------    ----------
Contribution from life assurance companies                                   87            71           116

Less: income adjustment for certain services,
overheads and capital allocations provided by Group companies              (14)          (15)          (29)
                                                                     ----------    ----------    ----------

Life assurance segment, profit before tax                                    73            56            87
                                                                         ======        ======        ======



6       EXCEPTIONAL ITEMS

        In the half year to 30 September 2003, the exceptional items represent
        1) The Group completed the sale of its share in the alliance it operated with State Street Bank which resulted in a profit of EUR33m 2) Implementation of a business improvement programme in UKFS has commenced (EUR1m) and 3) Additional costs were incurred in relation to prior year exceptional items (EUR4m).

        In the half year to 30 September 2002, the exceptional items represent the loss on the disposal of Active Business Services and the termination of the joint venture with Perot Systems. In the year to 31 March 2003, the exceptional items represent the loss on disposal of Active Business Services EUR12.4m, the termination of the joint venture with Perot Systems EUR8.6m and the costs associated with the rationalisation of the UK advice-based businesses EUR143m.



7       TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                                                       Half Year      Half Year           Year
                                                                       30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm

Irish Corporation tax                                                         62             53            118
Double taxation relief                                                      (10)            (9)           (16)
Foreign taxation                                                              44             47             56
Deferred taxation                                                              4              1           (11)
Share of associated undertakings and joint ventures                            6              6              9
Levy on certain financial institutions                                        14              -              7
                                                                      ----------     ----------     ----------
                                                                             120             98            163
                                                                          ======         ======         ======


8       EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

        The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue.



                                                                        Half Year      Half Year           Year
                                                                        30-9-2003      30-9-2002      31-3-2003
Basic
Profit attributable to Ordinary Stockholders                            EUR536.8m      EUR472.0m      EUR825.9m
Weighted average number of shares in issue                                 988.4m       1,008.3m       1,007.5m

Basic earnings per share                                                    54.3c          46.8c          82.0c


        The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue adjusted for the effect of all dilutive potential Ordinary Stock.




                                                                        Half Year      Half Year           Year
                                                                        30-9-2003      30-9-2002      31-3-2003
Diluted
Profit attributable to Ordinary Stockholders                            EUR536.8m      EUR472.0m      EUR825.9m

Average number of shares in issue                                          988.4m       1,008.3m       1,007.5m
Effect of all dilutive potential Ordinary Stock                              6.5m          10.4m           9.6m
                                                                       ----------     ----------     ----------
                                                                           994.9m       1,018.7m       1,017.1m
                                                                           ======         ======         ======
Diluted earnings per share                                                  54.0c          46.3c          81.2c


        The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before goodwill amortisation and exceptional items divided by the weighted average Ordinary Stock in issue.


                                                                        Half Year      Half Year           Year
                                                                        30-9-2003      30-9-2002      31-3-2003
Alternative
Basic                                                                       54.3c          46.8c          82.0c
Goodwill amortisation                                                        0.7c           0.9c           2.0c
Exceptional items                                                          (2.3c)           2.2c          15.2c
                                                                       ----------     ----------     ----------
Alternative earnings per share                                              52.7c          49.9c          99.2c
                                                                           ======         ======         ======



9       LOANS AND ADVANCES TO CUSTOMERS


                                                                      30-9-2003     30-9-2002     31-3-2003
                                                                           EURm          EURm          EURm
Loans and advances to customers                                          58,303        54,410        53,946
Loans and advances - finance leases                                       2,205         2,355         2,226
Hire purchase receivables                                                 1,368         1,176         1,195
                                                                     ----------    ----------    ----------
                                                                         61,876        57,941        57,367
Provision for bad and doubtful debts (note 10)                            (467)         (501)         (480)
                                                                     ----------    ----------    ----------
                                                                         61,409        57,440        56,887
                                                                        =======       =======        ======



10      PROVISION FOR BAD AND DOUBTFUL DEBTS

                                                                       30-9-2003      30-9-2002     31-3-2003
                                                                            EURm           EURm          EURm
Opening balance                                                              480            500           500
Exchange adjustments                                                         (3)            (8)          (30)
Charge against profits                                                        46             56           100
Amounts written off                                                         (60)           (53)          (96)
Recoveries                                                                     4              6             6
                                                                     -----------    -----------    ----------
Closing balance                                                              467            501           480
                                                                         =======        =======        ======
All of which relates to loans and advances to customers

Provisions at end of period:
- specific                                                                   176            150           170
- general                                                                    291            351           310
                                                                     -----------    -----------    ----------
                                                                             467            501           480
                                                                         =======        =======        ======


        The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of EUR178m (Sept 2002: EUR172m, March 2003: EUR175m) and a non designated element, for prudential purposes of EUR113m (Sept 2002:
        EUR179m, March 2003: EUR135m). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.



11      CUSTOMER ACCOUNTS

                                                                       30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm
Current accounts                                                          10,672          9,494          9,646
Demand deposits                                                           19,827         20,663         20,072
Term deposits and other products                                          19,116         18,768         18,331
Other short-term borrowings                                                  636            484            447
                                                                     -----------    -----------     ----------
                                                                          50,251         49,409         48,496
                                                                          ======         ======         ======

12      CAPITAL STOCK

                                                                       30-9-2003      30-9-2002      31-3-2003
Allotted and fully paid                                                     EURm           EURm           EURm
Equity
977.1m units of EUR0.64 of Ordinary Stock                                    625            646            637
73.0m units of EUR0.64 of Treasury Stock                                      47             26             35
Non equity
1.9m units of Non-Cumulative Preference Stock of GBP1 each                     3              3              3
3.0m units of Non-Cumulative Preference Stock of EUR1.27 each                  4              4              4
                                                                      ----------     ----------     ----------
                                                                             679            679            679
                                                                          ======         ======         ======


13      RESERVES

                                                                   30-9-2003     30-9-2002     31-3-2003
                                                                                (restated)    (restated)
                                                                        EURm          EURm          EURm
              Stock premium account
              Opening balance                                             765           773           773
              Exchange adjustments                                        (1)           (2)           (8)
                                                                   ----------    ----------    ----------
              Closing balance                                             764           771           765
                                                                       ======        ======        ======
              Capital reserve
              Opening balance                                             436           397           397
              Transfer from revenue reserves                               53            53            44
              Exchange adjustments                                          -           (2)           (5)
                                                                   ----------    ----------    ----------
              Closing balance                                             489           448           436
                                                                       ======        ======        ======
              Profit and loss account
              Opening balance                                           2,099         2,116         2,116
              Profit retained                                             341           286           411
              Exchange adjustments                                       (49)          (79)         (328)
              Ordinary stock issued under employee stock scheme            23             4             6
              Ordinary stock buy-back                                   (249)             -         (133)
              Transfer from revaluation reserve                             1             -            22
              Purchase of stock by subsidiary                             (4)             -             -
              Goodwill written back on disposal of subsidiary               -             -             5
              Transfer from goodwill reserve                                -             4             -
                                                                   ----------    ----------    ----------
              Closing balance                                           2,162         2,331         2,099
                                                                       ======        ======        ======
              Revaluation reserve
              Opening balance                                             181           208           208
              Exchange adjustments                                          -           (1)           (5)
              Transfer to revenue reserve on sale of property             (1)             -          (22)
                                                                   ----------    ----------    ----------
              Closing balance                                             180           207           181
                                                                       ======        ======        ======



14     GROUP FINANCIAL INFORMATION FOR US INVESTORS

                                                                       Half Year      Half Year           Year
Consolidated Net Income                                                30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm
Net income under Irish GAAP                                                  537            472            826
Depreciation                                                                 (1)            (1)            (2)
Software development costs                                                     2              2              5
Goodwill                                                                       9              9              6
Pension costs                                                               (25)           (17)           (44)
Long-term assurance policies                                                (27)           (46)           (39)
Group Transformation Programme                                               (8)           (16)           (23)
Leasing                                                                     (12)            (2)           (38)
Stock Based Compensation (1)                                                 (1)            (2)            (3)
Derivatives                                                                (116)             36             75
Other                                                                        (2)              -              1
Deferred tax effect on these adjustments                                      23              7              3
                                                                       ---------      ---------     ----------
Profit under US GAAP                                                         379            442            767
                                                                          ======         ======         ======
Earnings per unit of EUR0.64 Ordinary Stock under US GAAP
- basic                                                                    38.3c          43.8c          76.1c
                                                                          ======         ======         ======
- diluted                                                                  38.1c          43.4c          75.4c
                                                                          ======         ======         ======



Consolidated Total Stockholders' Funds                                 30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm

Total stockholders' funds including non equity interests                   4,274          4,436          4,160
Property less related depreciation                                         (348)          (350)          (347)
Software development costs                                                   (2)            (6)            (4)
Goodwill                                                                     428            451            422
Debt securities - available for sale                                          95            108            113
Pension costs                                                               (16)             20           (12)
Long-term assurance policies                                               (368)          (370)          (359)
Dividends                                                                    143            133            238
Leasing                                                                     (58)            (9)           (45)
Group Transformation Programme                                                 4             18             11
Derivatives                                                                (114)           (37)              2
Other                                                                       (21)              1           (20)
Deferred taxation on these adjustments                                        44             19             30
                                                                       ---------      ---------     ----------
Consolidated stockholders' funds including non equity interests            4,061          4,414          4,189
under US GAAP
                                                                          ======         ======         ======



14     GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)

Consolidated Total Assets
                                                                       30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm
Total assets under Irish GAAP                                             98,703         89,631         89,470
Property less related depreciation                                         (348)          (350)          (347)
Goodwill                                                                     455            489            449
Software development costs                                                   (2)            (6)            (4)
Debt securities - available for sale                                          95            108            113
Pension costs                                                               (12)             24            (7)
Acceptances                                                                   31             66             81
Long-term assurance policies                                               (368)          (370)          (359)
Special purpose entities                                                   1,107            982          1,019
Derivatives                                                                  987          1,307          1,214
Other                                                                       (77)           (75)           (76)
                                                                      ----------     ----------     ----------
Total assets under US GAAP                                               100,571         91,806         91,553
                                                                         =======        =======         ======


Consolidated Total Liabilities and Stockholders' Funds
                                                                       30-9-2003      30-9-2002      31-3-2003
                                                                            EURm           EURm           EURm

Total liabilities and stockholders' funds including non equity            98,703         89,631         89,470
interests under Irish GAAP
Stockholders' funds (US GAAP adjustment)                                   (213)           (22)             29
Dividends                                                                  (143)          (133)          (238)
Special purpose entities                                                   1,107            982          1,019
Acceptances                                                                   31             66             81
Leasing                                                                       58              9             45
Group Transformation Programme                                               (4)           (18)           (11)
Derivatives                                                                1,101          1,344          1,212
Deferred taxation on these adjustments                                      (65)           (55)           (51)
Other                                                                        (4)              2            (3)
                                                                    ------------   ------------     ----------
Total liabilities and stockholders' funds including non equity           100,571         91,806         91,553
interests under US GAAP
                                                                         =======        =======         ======


       (1)The Group accounts for stock based compensation in accordance with APB25 "Accounting for stock issued to Employees" and the charge as noted above is EUR1m. The Group in its 20-F filing adopts the disclosure provisions of SFAS123 "Accounting for Stock Based Compensation" and on this basis had a fair value basis of accounting for these schemes been applied based on the fair values at the grant date the additional expense in the period to 30 September 2003 would have been EUR4m and the pro forma net profit under US GAAP would have been EUR375m. The total cost of these schemes therefore for the six month period to 30 September 2003, not included in the Irish GAAP Profit and Loss Account, amounted to EUR5m of which EUR2m approximately relates to the Group Employee Sharesave Scheme.



15     AVERAGE BALANCE SHEET AND INTEREST RATES

       The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2003 and 2002 and the year ended 31 March 2003. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half years are annualised.


                    Half Year                            Half Year                                 Year
                    30-9-2003                          30-9-2002 (restated)                      31-3-2003
               Average  Interest  Rate              Average      Interest   Rate            Average      Interest   Rate
               Balance                              Balance                                 Balance
                  EURm     EURm      %                 EURm          EURm      %               EURm          EURm       %

  ASSETS
  Loans to
  banks
  Domestic      8,889       104   2.3                  6,601        110    3.4                6,835        196    2.9
  offices
  Foreign         435        18   8.3                    818          9    2.2                  406         12    2.9
  offices
  Loans to
  customers
  (1)
  Domestic     27,877       682   4.9                 24,943        702    5.6               25,140      1,419    5.6
  offices
  Foreign      28,102       670   4.8                 28,803        770    5.3               28,533      1,503    5.3
  offices
  Central government
  and other eligible
  bills
  Domestic          7         -     -                      6          -      -                    7          -      -
  offices
  Foreign           -         -     -                      -          -      -                    -          -      -
  offices
  Debt
  Securities
  Domestic      8,072       120   3.0                  8,439        141    3.3                8,132        279    3.4
  offices
  Foreign       1,547        34   4.4                  1,375         34    4.9                1,285         65    5.1
  offices
  Instalment
  credit
  Domestic        573        18   6.3                    451         16    7.1                  451         32    7.1
  offices
  Foreign         803        29   7.2                    681         28    8.2                  708         56    7.9
  offices
  Finance
  lease
  receivables
  Domestic      1,995        61   6.1                  2,312         63    5.4                2,238        126    5.6
  offices
  Foreign         190         2   2.1                     74          2    4.3                   75          3    4.0
  offices
  Total
  interest
  earning
  assets
  Domestic     47,413       985   4.2                 42,752      1,032    4.8               42,803      2,052    4.8
  offices
  Foreign      31,077       753   4.8                 31,751        843    5.3               31,007      1,639    5.3
  offices
             ---------  --------  ----           -----------   ---------  -----          ----------   ---------  -----

               78,490     1,738   4.4                 74,503      1,875    5.0               73,810      3,691    5.0

  Allowance     (487)                                                                         (485)
  for loan                                             (505)
  losses
  Non          17,084                                 13,235                                 15,915
  interest
  earning
  assets
  (2)
             ---------  --------  ----           -----------   ---------  -----          ----------   ---------  -----
  Total        95,087     1,738   3.7                 87,233      1,875    4.3               89,240      3,691    4.1
  Assets
               ======    ======   ===                 ======     ======    ===               ======     ======   ====




15     AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)

                             Half Year                             Half Year                             Year
                            30-9-2003                         30-9-2002 (restated)                    31-3-2003
                        Average  Interest               Rate     Average  Interest    Rate     Average  Interest  Rate
                        Balance                                  Balance                       Balance
                          EURm       EURm                  %        EURm      EURm       %        EURm      EURm     %
  liabilities and
  stockholders'
  equity
  Deposits and
  Customer Accounts
  Domestic offices      36,063       305                 1.7     30,913       378       2.4    31,462       691   2.2
  Foreign offices       20,899       362                 3.5     24,039       430       3.6    23,297       844   3.6
  Debt securities in
  issue
  Domestic offices       7,754        85                 2.2      5,742        84       2.9     6,233       168   2.7
  Foreign offices        2,638        45                 3.4      2,582        55       4.3     2,559       103   4.0
  Subordinated
  liabilities
  Domestic offices       1,306        38                 5.8      1,526        43       5.6     1,431        82   5.7
  Foreign offices        1,373        51                 7.4        907        36       7.9       928        74   8.0
  Total interest
  bearing
  liabilities
  Domestic offices      45,123       428                 1.9     38,181       505       2.6    39,126       941   2.4
  Foreign offices       24,910       458                 3.7     27,528       521       3.8    26,784     1,021   3.8
                       --------  --------             ------   ---------  --------   ------   --------  --------  ----

                        70,033       886                 2.5     65,709     1,026       3.1    65,910     1,962   3.0
  Non interest
  bearing
  liabilities
  Current accounts       6,958                                    6,417                         6,547
  Other non interest    13,811                                   10,768                        12,336
  bearing
  liabilities(2)
  Stockholders'
  equity including       4,285                                    4,339                         4,447
  non equity
  interest
                       --------  --------             ------   ---------  --------   ------   --------  --------  ----
  Total liabilities     95,087       886                 1.9     87,233     1,026       2.4    89,240     1,962   2.2
  and stockholders'
  equity
                        ======    ======                 ===     ======    ======       ===    ======    ======   ====


       (1) Loans to customers include non accrual loans and loans classified as problem loans.

       (2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non Interest Earning Assets" and "Non Interest Bearing Liabilities".



16     RATES OF EXCHANGE

       Principal rates of exchange used in the preparation of the accounts are as follows:

                                  30-9-2003               30-9-2002               31-3-2003
                            Closing      Average    Closing      Average    Closing      Average
                   EUR/US$    1.1652       1.1380     0.9860       0.9641     1.0895       1.0051
                   EUR/GBP    0.6986       0.7005     0.6295       0.6333     0.6896       0.6460


17     CAPITAL ADEQUACY DATA

                                                       30-9-2003     30-9-2002     31-3-2003
                                                                    (restated)    (restated)
                                                            EURm          EURm          EURm
                            Adjusted capital base
                            Tier 1                         4,454         4,099         4,377
                            Tier 2                         2,504         2,506         2,442
                                                        --------      --------      --------
                                                           6,958         6,605         6,819
                            Supervisory deductions           799           733           752
                                                        --------      --------      --------
                                                           6,159         5,872         6,067
                                                           =====         =====         =====
                            Risk weighted assets
                            Banking Book                  56,202        53,278        52,546
                            Trading Book                   2,348         1,940         2,046
                                                        --------      --------      --------
                                                          58,550        55,218        54,592
                                                           =====         =====         =====
                            Capital Ratios
                            Tier 1 Capital                  7.6%          7.4%          8.0%
                            Total Capital                  10.5%         10.6%         11.1%



18     THE ACCOUNTS WERE APPROVED BY THE COURT OF DIRECTORS ON 12 NOVEMBER 2003.

Independent review report to The Governor and Company of the Bank of Ireland

Introduction

We have been instructed by the Bank to review the financial information which comprises the Group Profit and Loss Account, the Group Balance Sheet, the Reconciliation of Movements in Stockholders' funds, the Statement of Total Recognised Gains and Losses, the Group Cash Flow Statement and the Notes thereto. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Court of Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the Bank for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.



PricewaterhouseCoopers

Chartered Accountants

Dublin

12 November 2003








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 12 November 2003